Exhibit 4.2







                        Seaboard Corporation




          Second Amendment to Note Purchase Agreements


                 Dated as of September 30, 2002


                               Re:


        Note Purchase Agreements dated as of June 1, 1995

                               and

                 $125,000,000 7.88% Senior Notes
                        Due June 1, 2007











                      Seaboard Corporation
                      9000 West 67th Street
                  Shawnee Mission, Kansas 66202

          Second Amendment to Note Purchase Agreements

                 Dated as of September 30, 2002


     Re:Note Purchase Agreements dated as of June 1, 1995
                              and
                $125,000,000 7.88% Senior Notes
                        Due June 1, 2007

To the Noteholders named in
Schedule I hereto which are also
signatories to this Second Amendment
to Note Purchase Agreements.

Ladies and Gentlemen:

     Reference is made to the separate Note Purchase Agreements dated as of June 1, 1995, as amended by the separate First Amendment to Note Agreements dated as of December 15, 1995 (the "Note Agreements"), between Seaboard Corporation, a Delaware corporation (the "Company"), and the purchasers named therein, under and pursuant to which $125,000,000 aggregate principal amount of 7.88% Senior Notes due June 1, 2007 (the "Notes") of the Company were originally issued. The holders of the Notes are hereinafter referred to as the "Noteholders." Terms used but not otherwise defined herein shall have the meanings set forth in the Note Agreements.

     The Company desires to amend the Note Agreements and hereby agrees with you as follows:

                           Article 1.

                  Amendment of Note Agreements

Section   1.1.    Amendment  of  Section  4   (Letter   Agreement
Prepayments). Section 4 of the Note Agreements shall be and is hereby amended by the addition thereto of a new Section 4.7 to read as follows:

          "Section 4.7. Letter Agreement Prepayments. The Company will from time to time make such offer or offers to prepay the Notes (and will prepay such Notes to the extent that the holder or holders thereof accept such offer or offers), in each case as provided for in that certain Letter Agreement dated the Closing Date among the Company, the Purchasers, Harry Bresky and the Parent Corporation."

Section 1.2.  Amendment of Section 6.6 (Consolidated Tangible Net
Worth).   Section  6.6 of the Note Agreements  shall  be  and  is
hereby amended to read in its entirety as follows:

          "Section 6.6. Consolidated Tangible Net Worth; Restricted Payments. (a) The Company will not, at any time, permit Consolidated Tangible Net Worth to be less than the sum of (i) Three Hundred Fifty Million Dollars ($350,000,000) plus (ii) an aggregate amount equal to 25% of the Consolidated Net Income (but, in each case, only if a positive number) on a cumulative basis for each completed fiscal year beginning with the fiscal year ending December 31, 2002.

          (b) The Company will not at any time declare or make, or incur any liability to declare or make, any Restricted Payments unless immediately after giving effect to such action: (i) the aggregate amount of Restricted Payments of the Company declared or made during the period commencing on January 1, 2002 and ending on the date such Restricted Payment is declared or made, inclusive, would not exceed the sum of (A) $10,000,000, plus (B) 50% of Consolidated Adjusted Net Income for such period (or minus 100% of Consolidated Adjusted Net Income for such period if Consolidated
     Adjusted  Net Income for such period is a  loss),  plus
     (C) the aggregate amount of Net Proceeds of Capital Stock for such period; and (ii) no Default or Event of Default would exist.

          (c)  The  Company will not authorize a  Restricted
     Payment that is not payable within 60 days of the authorization of such Restricted Payment."

Section  1.3.   Amendment of Section 6.7 (Funded Debt).   Section
6.7 of the Note Agreements shall be and is hereby amended in its entirety to read as follows:

          "Section 6.7. Funded Debt; Interest Charge Coverage Ratio. (a) The Company will not at any time permit Consolidated Funded Debt to be greater than ninety percent (90%) of Consolidated Shareholders' Equity, determined in each case at such time.

          (b) The Company will not permit the Interest Charge Coverage Ratio, as of the end of each fiscal quarter, to be less than 2.00 to 1.00; provided, however, that the Company shall be permitted on two occasions under the provisions of this Section 6.7(b) to fail to meet such Interest Charge Coverage Ratio (and no Default or Event of Default shall exist on account thereof) so long as the Company shall have been in compliance with the provisions of this Section 6.7(b) at the end of the immediately preceding fiscal quarter."

Section  1.4.   Amendment of Section 6.8 (Transfer of  Property).
The first sentence of Section 6.8 of the Note Agreements shall be and is hereby amended in its entirety to read as follows:

          "The Company will not, and will not permit any Subsidiary, to sell, lease as lessor, transfer or otherwise dispose of Property (including, without limitation, Subsidiary Stock but excluding, in any case, any capital stock of the Company) (each such transaction a "Transfer") provided that the foregoing restriction does not apply to a Transfer of Property if:".

Section  1.5.   Amendment  of  Section  6.12  (Transactions  with
Affiliates). Section 6.12 of the Note Agreements shall be and is hereby amended in its entirety to read as follows:

                    "[Intentionally Omitted]"

Section   1.6.    Amendment   of   Section   6.13   (Guaranties).
Section 6.13 of the Note Agreements shall be and is hereby amended in its entirety to read as follows:

                "Section  6.13.   Guaranties;  Transactions  with
     Affiliates;  Investments.  (a) Neither the Company  nor  any
     Subsidiary will become liable for, or permit any of its Property to become subject to, any Guaranty, unless:

          (i) the maximum dollar amount of the obligation being guaranteed is readily ascertainable by the terms of such obligation, or the agreement or instrument evidencing such Guaranty specifically limits the dollar amount of the maximum exposure of the guarantor thereunder; and

         (ii) after giving effect thereto and to any concurrent transactions, no Default or Event of Default exists or would exist under any provision hereof.

         (b) Transactions with Affiliates. The Company will not, and will not permit any Subsidiary to, enter into any transaction, including, without limitation, the purchase, sale or exchange of Property or the rendering of any service, with any Affiliate, except in the ordinary course of and pursuant to the reasonable requirements of the Company's or such Subsidiary's business and upon fair and reasonable terms no less favorable to the Company or such Subsidiary than would be obtained in a comparable arm's-length transaction with a Person not an Affiliate; provided that the Permitted Affiliate Transactions shall not be required to comply with the provisions of this
     Section 6.13(b), and provided, further, that the price per share of the Company's common stock that will be utilized for determining the number of shares of common stock of the Company which will be issued by the Company to the Parent Corporation pursuant to, and at the closing of, the Permitted Affiliate Transactions will be at a price per share equal to eighty-eight percent (88%) of the average of the closing price per share of the Company's common stock on the American Stock Exchange for the ten trading days immediately preceding the determination of such price by the Board of Directors of the Company on October 2, 2002 and the maximum aggregate number of shares of common stock of the Company which will be issued to the Parent Corporation pursuant to, and at the closing of, the Permitted Affiliate Transactions will be no greater than the number of shares of common stock of the Company transferred to the Company by the Parent Corporation as a part of said transaction.

          (c) Limitation on Investments. Except for the Permitted Affiliate Transactions (including, without limitation, the Investment by the Company in the
     "earnout agreement" referred to in Exhibit A to the Second Amendment), the Company will not, and will not permit any Subsidiary to, make or hold any Investment in any Person which is a member of the Bresky Group (excluding from the definition of "Bresky Group" for purposes of this sentence the Company and its Subsidiaries), provided that, the foregoing notwithstanding, the Company or any Subsidiary, as the case may be, may advance travel expenses and other business-related expenses incurred or to be incurred, in each case, in the ordinary course of business to any individual which is a member of the Bresky Group and an officer, director or employee of the Company or any
     Subsidiary if the aggregate outstanding amount of all such advances to all such individuals shall not at any time exceed $50,000. The Company will not Transfer, and will not permit any Subsidiary to issue, any Subsidiary Stock to any member of the Bresky Group (excluding from the definition of "Bresky Group" for purposes of this sentence the Company and its Subsidiaries)."

Section 1.7. Amendment of Section 7.1 (Financial and Business Information). The first sentence of clause (ii) in Section 7.1(b) of the Note Agreements shall be and is hereby amended in its entirety to read as follows: "(ii) a consolidated and
consolidating  statement  of  income  of  the  Company  and   its
consolidated subsidiaries for such year and consolidated statements of changes in shareholders' equity and cash flows of the Company and its consolidated subsidiaries for such year,".

Section  1.8.   Amendment of Section 7.2 (Officer's Certificate).
Section 7.2(a) of the Note Agreements shall be and is hereby amended in its entirety to read as follows:

          "(a) Covenant Compliance - the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Section 6.5 through Section 6.9, inclusive, and Section 6.13(c) during the period covered by the financial statement then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence and a summary of payments, if any, received under the "earnout agreement" referred to in Exhibit A to the Second Amendment pursuant to the Permitted Affiliate Transactions and the number of shares of common stock of the Company issued to the Parent Corporation pursuant to such agreement and the valuation assigned to such shares); and".

Section 1.9. Amendment of Section 7 (Permitted Affiliate Transactions; Accountants' Certificate; Inspection). Section 7 of the Note Agreements shall be and is hereby amended by renumbering Section 7.3 and Section 7.4 of the Note Agreements as
Section 7.4 and Section 7.5, respectively, and by the addition thereto of a new Section 7.3 in lieu of such former Section 7.3 to read as follows:

          "Section 7.3. Permitted Affiliate Transactions. Promptly, but in no event more than 15 days after the consummation of the repurchase of the Company's common stock from the Parent Corporation and the issuance of new common stock of the Company to the Parent Corporation in the Permitted Affiliate Transactions, the Company shall deliver to the holders of the Notes a certificate which shall (i) set forth the valuation assigned to the shares of the Company's common stock in connection with the repurchase, (ii) the number of shares held by the Parent Corporation immediately preceding and immediately following the transaction, and (iii) state that the terms of the transaction comply  with  the  requirements set  forth  in  Section
     6.13(b) and conform in all material respects to the description of the Permitted Affiliate Transactions. In addition, promptly, but in no event more than 15 days after the consummation of the repurchase of the Company's common stock from the Parent Corporation and the issuance of new common stock of the Company to the Parent Corporation in the Permitted Affiliate Transactions, the Company shall deliver to the holders of the Notes, a copy of the fairness opinion prepared by the financial advisor to the special committee of the Board of Directors."

Section  1.10. Amendment to Section 9.1 (Terms Defined).  Section
9.1 of the Note Agreements shall be and is hereby amended by the addition thereto of the following new definitions which shall read as follows:

          "`Bresky Group' means (i) H. Harry Bresky, Otto Bresky, Jr. (brother of H. Harry Bresky) and the estate of Marjorie Shifman (deceased sister of H. Harry Bresky), (ii) spouses, heirs, legatees, lineal descendants, and spouses of lineal descendants, other blood relatives, step-children, adopted children, and/or estates or representatives of estates of H. Harry Bresky, Otto Bresky, Jr. and Marjorie Shifman,
     (iii) trusts established for the benefit of spouses, lineal descendants and spouses of lineal descendants, other blood relatives, step-children, and/or adopted children of H. Harry Bresky, Otto Bresky, Jr., and Marjorie Shifman and (iv) any person which is directly or indirectly Controlled by a person described in the preceding clauses (i), (ii) or (iii)."

          "`Capital Lease Obligation' means, with respect to any Person and a Capital Lease, the amount of the obligation of such Person as a lessee under such Capital Lease which would, in accordance in GAAP, appear as a liability on a balance sheet of such Person."

          "`Consolidated Adjusted Net Income' means, with reference to any period, the Consolidated Net Income for such period after excluding therefrom the following (to the extent included in the determination thereof): any extraordinary items; any discontinued operations or the disposition thereof; any non-cash charges or credits relating to economic hedging transactions engaged in by, and specifically limited to, the Company's trading and milling group, whether or not constituting hedging activities pursuant to FASB 133; and any non-cash charges or credits relating to currency adjustments on account of, and specifically limited to, the Company's Argentinean sugar Subsidiary, Ingenio Y Refineria San Martin del Tabacal SRL, in each case, as determined by GAAP, where applicable."

          "`Consolidated Net Income' for any period shall mean the gross revenues of the Company and its
     Subsidiaries for such period less all expenses and other proper charges (including taxes on income), determined on a consolidated basis in accordance with GAAP."

          "`Distribution' means, in respect of any corporation, association or other business entity, (a) dividends or other distributions or payments on capital stock or other equity interest of such corporation, association or other business entity (except distributions in such stock or other equity interest), and (b) the redemption or acquisition of such stock or other equity interests or of warrants, rights or other options to purchase such stock or other equity interests (except when solely in exchange for such stock or other equity interests) unless made, contemporaneously, from the net proceeds of a sale of such stock or other equity interests."

          "`EBITDA' shall mean, with respect to any period, the total of the following calculated without duplication for the Company and its Subsidiaries on a consolidated basis for such period: (a) Consolidated Adjusted Net Income for such period, less any interest income included in determining Consolidated Adjusted Net Income for such period; plus (b) any provision for (or less any benefit from) income or franchise taxes deducted in determining Consolidated Adjusted Net Income for such period; plus (c) Interest Charges deducted in determining Consolidated Adjusted Net Income for such period; plus (d) amortization and depreciation expense deducted in determining Consolidated Adjusted Net Income for such period."

          "`Interest Charge Coverage Ratio' means, at any time, the ratio of (a) EBITDA for the period of four consecutive fiscal quarters ending on, or most recently ended prior to, such time to (b) Interest Charges for such period."

          "`Interest Charges' mean, with respect to any period, the total (without duplication) of the following (in each case, after eliminating all offsetting debits and credits between the Company and its Subsidiaries and all other items required to be eliminated in the course of the preparation of the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP): (a) all interest in respect of the Indebtedness of the Company and its Subsidiaries (including imputed interest on Capital Lease Obligations) deducted in determining Consolidated Net Income for such period; plus (b) all debt discount and expense amortized or required to be amortized in the determination of Consolidated Net Income for such period less (c) all interest income included in determining Consolidated Net Income for such period."

          "`Investment' means any investment, made in cash or by delivery of Property, by the Company or any of its Subsidiaries (i) in any Person, whether by acquisition of stock, Indebtedness or other obligation or Security, or by loan, Guaranty, advance, capital contribution or otherwise, or (ii) in any property."

          "`Net Proceeds of Capital Stock' means, with respect to any period, cash proceeds (net of all costs and out-of-pocket expenses in connection therewith, including, without limitation, placement, underwriting and brokerage fees and expenses), received by the Company and its Subsidiaries during such period, from the sale of all capital stock or other equity interests (other than Redeemable capital stock or other Redeemable equity interests) of the Company and its
     Subsidiaries, including in such net proceeds: (a) the net amount paid upon issuance and exercise during such period of any right to acquire any capital stock or other equity interest, or paid during such period to convert a convertible debt Security to capital stock or other equity interest (but excluding any amount paid to the Company upon issuance of such convertible debt Security), and (b) any amount paid to the Company or any Subsidiary upon issuance of any convertible debt Security issued after January 1, 2003 and thereafter converted to capital stock or other equity interest (other than Redeemable capital stock or other Redeemable equity interests) during such period."

          "`Parent   Corporation'   means   Seaboard   Flour
     Corporation, a Delaware corporation, and any successor in interest thereto."

          "`Permitted Affiliate Transactions' shall mean the transactions described in Exhibit A to the Second
     Amendment."

          "`Redeemable' means, with respect to the capital stock or other equity interest of any Person, each share of such Person's capital stock or other equity interest that is

           (a) redeemable, payable or required to be purchased or otherwise retired or extinguished, or convertible into Indebtedness of such Person (i) at a fixed or determinable date, whether by operation of sinking fund or otherwise, (ii) at the option of any Person other than such Person or (iii) upon the occurrence of a condition not solely within the control of such Person; or

           (b) convertible into other Redeemable capital stock or other equity interests."

           "`Responsible Officer' means any Senior Financial
     Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement."

          "`Restricted Payment' means any Distribution in respect of the Company, including, without limitation, any Distribution resulting in the acquisition by the Company of Securities which would constitute treasury stock (provided (i) any Distribution of common stock of the Company in exchange for capital stock or other equity interests of the Company shall not be a Restricted Payment even if as a result of such exchange treasury stock is created and (ii) any Distribution of common stock of the Company in connection with the Permitted Affiliate Transactions shall not be a Restricted Payment). For purposes of this Agreement, the amount of any Restricted Payment made in property shall be the greater of (x) the Fair Market Value of such property (as determined in good faith by the board of directors of the Company) and (y) the net book value thereof on the books of the Company, in each case determined as of the date on which such Restricted Payment is made."

          "`Second  Amendment'  means  that  certain  Second
     Amendment to Note Purchase Agreements dated as of September 30, 2002 between the Company and the Noteholders named in Schedule I thereto, in respect of this Agreement."

          "`Synthetic Lease Indebtedness' means the present value of all payments due under "synthetic leases," being those leases which are treated as operating leases for accounting purposes but for which the lessee is treated as the owner for federal income tax purposes, having a term (excluding any renewal thereof at the option of the lessee) of more than one year, discounted at the implicit rate, if known, with respect thereto, or, if unknown, at 8% per annum. In making such computation, the following leases and arrangements shall not be included:

               (a) Any other operating leases entered into in the ordinary course of business, including,
          without  limitation,  leases  for  office   space,
          warehouse or other storage space or production facilities; and any other operating leases for any personal property, including, without limitation, motor vehicles, copiers, computer and telephone
          equipment,   office   furniture   and   equipment,
          production  equipment  and  machinery,   and   any
          charters, whether time or voyage, of any vessels, in each case so long as such operating leases would qualify as conventional operating leases under GAAP and do not constitute synthetic leases, tax retention leases or any other similar off-balance sheet financing arrangements in respect of any of the property described therein;

               (b)    Any  leases,  contracts,  installment
          purchases or other arrangements which for accounting purposes are capitalized and included on the Company's balance sheet as an asset and an accompanying liability; and

               (c) The production facilities financed by the synthetic lease programs in existence on the Closing Date, including any renewals or refinancings thereof pursuant to synthetic leases."

Section  1.11.  Amendment of Section 9.1 (Terms  Defined;  Funded
Debt). The definition of "Funded Debt" in Section 9.1 of the Note Agreements shall be and is hereby amended by removing the period at the end thereof and substituting in lieu thereof a comma and the following phrase: "and any Synthetic Lease Indebtedness in respect of "synthetic leases" having a remaining term of greater than one year."

Section  1.12.  Amendment  of  Section  9.2  (Generally  Accepted
Accounting Principles). Section 9.2 of the Note Agreements shall be and is hereby amended by deleting the last sentence thereof.



                           Article 2.

                 Representations and Warranties

     The Company represents and warrants that as of the date hereof and after giving effect hereto:

         (a) No Default or Event of Default exists under the Note Agreements;

         (b) The Company has paid no remuneration in connection with the solicitation of this Second Amendment to Note Purchase Agreements and the amendments of other agreements pursuant to which Indebtedness of the Company is outstanding which relate to the subject matter of this Second Amendment to Note Purchase Agreements;

         (c)   The  execution  and  delivery  of  this  Second
     Amendment to Note Purchase Agreements by the Company and compliance by the Company with all of the provisions of the Note Agreements, as amended hereby:

               (i) is within the corporate powers of the Company; and

              (ii) will not violate any provisions of any law or any order of any court or governmental authority or agency and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under the Certificate of
          Incorporation  or  By-laws  of  the  Company   or   any
          indenture or other agreement or instrument to which the Company is a party or by which it may be bound or result in the imposition of any Liens or encumbrances on any property of the Company;

          (d) The execution and delivery of this Second Amendment to Note Purchase Agreements has been duly authorized by proper corporate action on the part of the Company (no action by the stockholders of the Company being required by law, by the Certificate of Incorporation or By-laws of the Company or otherwise); and this Second Amendment to Note Purchase Agreements has been duly executed and delivered by the Company, and the Note Agreements, as amended by this Second Amendment to Note Purchase Agreements, constitute the legal, valid and binding obligations, contracts and agreements of the Company enforceable in accordance with their terms.



                           Article 3.

                          Miscellaneous

Section 3.1. No Legend Required. References in the Note Agreements or in any Note, certificate, instrument or other document to the Note Agreements shall be deemed to be references to the Note Agreements as amended hereby and as further amended from time to time.

Section 3.2. Effect of Amendment. Except as expressly amended hereby, the Company agrees that the Note Agreements, the Notes and all other documents and agreements executed by the Company in connection with the Note Agreements in favor of the Noteholders are ratified and confirmed and shall remain in full force and effect and that it has no set-off, counterclaim or defense with respect to any of the foregoing.

Section 3.3. Successors and Assigns. This Second Amendment to Note Purchase Agreements shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Noteholders and to the benefit of the Noteholders' successors and assigns, including each successive holder or holders of any Notes.

Section   3.4. Requisite  Approval;  Expenses.    This   Second
Amendment to Note Purchase Agreements shall not be effective until (a) the Company and the Required Holders shall have executed and delivered this Second Amendment to Note Purchase Agreements, (b) the Company shall have paid all out-of-pocket expenses incurred by the Noteholders in connection with the consummation of the transactions contemplated by this Second Amendment to Note Purchase Agreements, including, without limitation, the fees, expenses and disbursements of Chapman and Cutler which are reflected in statements of such counsel rendered on or prior to the effective date of this Second Amendment to Note Purchase Agreements, and (c) H. Harry Bresky, Seaboard Flour Corporation and the Company shall have executed and delivered to each of the Noteholders a letter in substantially the form attached hereto as Exhibit B.

Section  3.5.  Counterparts.   This  Second  Amendment  to  Note
Purchase   Agreements  may  be  executed   in   any   number   of
counterparts, each executed counterpart constituting an original but all together only one agreement.

     In  Witness  Whereof, the Company has executed  this  Second
Amendment to Note Purchase Agreements as of the day and year first above written.

                                Seaboard Corporation



                                By
                                  Its




     This  Second  Amendment  to  Note  Purchase  Agreements   is
accepted and agreed to as of the day and year first above written.


                                [Variation/Name of 1995 Noteholder]



                                By
                                  Its



                           Schedule I


                                                    Outstanding
          Noteholder                              Principal Amount
                                                      of Notes

The Northwestern Mutual Life Insurance Company       $19,000,000

Nationwide Life Insurance Company                    $19,000,000

The Variable Annuity Life Insurance Company           $7,000,000

The Franklin Life Insurance Company                   $8,000,000

Connecticut General Life Insurance Company            $6,000,000

Connecticut General Life Insurance Company,
on behalf of one or more separate accounts            $3,000,000

Life Insurance Company of North America               $3,000,000

Transamerica Life Insurance & Annuity Company         $8,000,000

Transamerica Occidental Life Insurance Company        $1,000,000

Northwest Farm Credit Services                       $16,000,000

Thrivent Financial for Lutherans                      $6,000,000

CUNA Mutual Insurance Society                         $2,500,000

CUNA Mutual Life Insurance Company                    $2,500,000

GEFA Special Purpose Six, LLC                         $4,000,000

Modern Woodmen of America                             $4,000,000

Jefferson Pilot Financial Insurance Company           $3,000,000

Canada Life Insurance Company of America              $2,000,000

The Canada Life Assurance Company                       $500,000

Canada Life Insurance Company of New York               $500,000

Ameritas Life Insurance Corp.                         $2,500,000

Woodmen Accident and Life Company                     $2,500,000

The Guardian Life Insurance Company of America        $2,000,000

Provident Mutual Life and Annuity Company of America  $1,500,000

Provident Mutual Life Insurance Company               $1,500,000

          Total                                     $125,000,000






                                                Confidential

                      Seaboard Corporation

                   Seaboard Flour Corporation

            Summary of Terms of Proposed Transaction

The following is a summary of the material terms of the proposed transaction between Seaboard Corporation and Seaboard Flour
Corporation.


Transaction            Seaboard  Corporation (the  "Company")  is
                       considering     a     transaction     (the
                       "Transaction")    with   Seaboard    Flour
                       Corporation ("Flour") in which Flour  will
                       transfer  all of the Company common  stock
                       owned  by  Flour and the Earnout Agreement
                       described   below  to   the   Company   in
                       exchange for cash and new Company common stock.

Parties                The     Company     is    a    diversified
                       international       agribusiness       and
                       transportation  company with  fiscal  2001
                       sales  of  $1.8  billion.   The  Company's
                       common stock is traded on the AMEX under the symbol "SEB."

                       Flour  is a closely held corporation which
                       currently owns approximately 75.3% of  the
                       Company's   outstanding   common    stock.
                       Flour  is  owned  and  controlled  by  the
                       Company's  Chairman  and  Chief  Executive
                       Officer,  Mr. H. Harry Bresky,  and  other
                       members  of  the Bresky family,  including
                       trusts  created  for  their  benefit   and
                       decedent's estate.

Earnout Agreement      Prior   to   the   consummation   of   the
                       Transaction,  Flour will transfer  all  of
                       its    real   estate   assets   (primarily
                       consisting of residential lots located  in
                       South   Carolina)  and  its  interest   in
                       Fiorillo    Flour   Co.    (a    wholesale
                       distributor  of  baking ingredients  which
                       is  wholly  owned  by Flour)  to  a  newly
                       formed   subsidiary   company   of   Flour
                       ("Newco")  in  exchange  for  an   Earnout
                       Agreement.   The  Earnout  Agreement  will
                       provide for future cash payments to Flour over the ensuing 5 year period based upon sales of the real estate and the earnings of Fiorillo Flour.

                       With  respect  to  the  real  estate,  the
                       Earnout   Agreement   will   provide   for
                       distributions in the following order or priority:

                             To  the  payment of all  development
                         costs incurred by Newco with respect to the real estate;
                             To  the  payment to  Flour  for  its
                         aggregate adjusted cost basis in the real estate (approximately $22 million); and
                             The remaining balance shall be split
                         evenly between Flour (one-half) and Newco
                         (one-half).

                       With   respect  to  Fiorillo  Flour,   the
                       Earnout   Agreement   will   provide   for
                       distributions in the following order of priority:

                             For   the  first  five  (5)   years
                         following the closing, the "adjusted net income" (and "adjusted net proceeds" of any sale) of Fiorillo will be paid 95% to Flour and 5% to Newco; and
                             Following  the fifth anniversary  of
                         the closing, all net income (and all net proceeds) of Fiorillo Flour will be paid to Newco.

Assets Acquired        The  assets to be acquired by the  Company
                       in the Transaction are the following:

                             All  of  the  Company  common  stock
                         owned  by  Flour (which will immediately
                         become treasury stock and is expected to
                         be  cancelled and returned to authorized
                         but unissued status).
                             All  of  Flour's  rights  under  the
                         Earnout Agreement.  Flour will not retain
                         any   residual  rights  in  the  Earnout
                         Agreement.   All amounts to be  paid  by
                         Newco will be paid directly to the Company.

Cash and Retirement of The  Company will transfer to  Flour  cash
Flour Debt             in  the  approximate net amount  of  $35.5
                       million,  which  will  be  used  by  Flour
                       (i) to repay certain bank indebtedness  of
                       Flour   in   the  approximate  amount   of
                       $34.5    million,   and   (ii)   to    pay
                       transaction  expenses in  the  approximate
                       amount of $1 million.  In connection  with
                       the    transaction,    the    indebtedness
                       currently owing to the Company by Flour in the approximate amount of $11 million also will be retired.

New Company Common StockThe  Company  will  reissue  to  Flour   a
                       number  of  new  shares of Company  common
                       stock  based  on the value of  the  common
                       stock  acquired,  less the  cash  paid  to
                       Flour   and   the   intercompany   balance
                       retired.

Issuance of Common StockNo  consideration will initially  be  paid
Based on Earnout       by  the  Company for the Earnout Agreement
Agreement              assigned   by   Flour  to   the   Company.
                       Instead, as and when (if ever) cash is actually received by the Company under the Earnout Agreement, additional shares of Company common stock will be issued to Flour in an amount equal to the net after-tax cash amount actually received by the Company.

Anticipated            The  Company  anticipates  that  the  cash
Accounting             payments  received  by the  Company  under
                       the Earnout Agreement will be treated as additional paid-in capital, and that the obligation of the Company to issue common stock will not constitute any liability which must be accrued on the Company's balance sheet.

Summary The economic substance of the Transaction resembles a redemption of a portion of shares of Company common stock owned by
                       Flour   for   cash   and   retirement   of
                       intercompany  debt owing by Flour  to  the
                       Company.   There will be no assumption  of
                       liabilities  of  Flour  by  the   Company.
                       Following  completion of  Transaction,  it
                       is  expected that Flour will still own  in
                       excess    of    70%   of   the   Company's
                       outstanding  common stock.   In  no  event
                       will   the  total  number  of  Shares   of
                       Company  common  stock  issued  to   Flour
                       (including  the  shares  issued   on   the
                       closing  date  and  the additional  shares
                       issued   with   respect  to  the   Earnout
                       Agreement) exceed the number of shares  of
                       Company     common     stock     initially
                       transferred by Flour to the Company.   The
                       structure of the Transaction is designed to qualify for favorable tax treatment under the Internal Revenue Code.

Conditions             The  Transaction  is  subject  to  several
                       conditions,        including,         most
                       significantly,:

                             Approval of the final terms  of  the
                         Transaction by the Special Committee of Directors (as defined below), the Board of Directors of the Company, the Board of Directors of Flour and the stockholders of Flour.
                             Approval of the transaction  by  the
                         holders of a majority of each series of the Company's outstanding senior notes, Bank of New York, Standard Chartered Bank and SunTrust Bank.
                             Receipt of a fairness opinion of  an
                         investment banker engaged by the Special
                         Committee of Directors to the effect that the Transaction is fair to the Company and its stockholders from a financial point of view.
                             Receipt  of  confirmation  from  the
                         American Stock Exchange that no vote of stockholders of the Company is required for the Transaction under the Exchange's listing requirements.

Special                The  Board of Directors of the Company has
Committee/Fairness     appointed    a   special   committee    of
Opinion                independent   directors   (the    "Special
                       Committee of Directors") to negotiate  the
                       terms  of the Transaction and consummation
                       of  the  Transaction is  conditioned  upon
                       the  approval of the Special Committee  of
                       Directors.    The  Special  Committee   of
                       Directors has retained Foley Hoag  LLP  as
                       its  independent  legal counsel  and  will
                       also   retain  an  independent   financial
                       advisor.     As    noted    above,    that
                       independent financial advisor is  expected
                       to   render  a  fairness  opinion  to  the
                       Special  Committee  of Directors  and  the
                       Company    in    connection    with    the
                       Transaction.

Anticipated Closing of On or prior to December 31, 2002.
Asset Acquisition and
Initial Exchange of
Stock




                       September 30, 2002


To the Institutional Investors Named in
  Schedule I Hereto

     Re:Note Purchase Agreements dated as of June 1, 1995
                 (the "Note Purchase Agreement")
                               of
               Seaboard Corporation ("Seaboard")

Ladies and Gentlemen:

     Reference is hereby made to the captioned Note Purchase Agreement and to the $125,000,000 aggregate principal amount of 7.88% Senior Notes due June 1, 2007 of Seaboard purchased by you pursuant thereto (collectively, the "Notes"). The undersigned,
H. Harry Bresky and Seaboard Flour Corporation, a Delaware corporation ("Seaboard Flour"), hereby acknowledge and agree that, in consideration of, and as an inducement to, your execution and delivery of the Second Amendment to Note Purchase Agreements dated as of September 30, 2002 and absent prior written consent of holders of a majority of the outstanding principal amount of the Notes,

          (a) the shares of common stock of Seaboard owned by Seaboard Flour and its successors and assigns that are members of the Bresky Group will not be pledged to secure any indebtedness or other obligation of H. Harry Bresky or Seaboard Flour except for pledges relating to indebtedness having an aggregate outstanding principal amount which is not in excess of $7,000,000 and except for pledges currently existing and to be unwound in connection with the Permitted Affiliate Transactions (as such term is defined in the Note Purchase Agreement, as amended),

         (b) neither H. Harry Bresky nor Seaboard Flour nor any of their successors or assigns will sell or otherwise dispose of any shares of common stock of Seaboard to any
     person   (as  such  term  is  used  in  section  13(d)   and
     section 14(d)(2) of the Securities Exchange Act of 1934, as amended) other than a member of the Bresky Group (as such term is defined below) if, after giving effect to such sale or dispositon, such person or any persons related to such person that (with such person) constitute a group (as such term is used in Rule 13d-5 under the aforesaid Securities Exchange Act of 1934) would be the beneficial owners (as such term is used in Rule 13d-3 under the aforesaid Securities Exchange Act of 1934) of more than 50% of the total voting power of all classes then outstanding of the voting stock of Seaboard (nothing in this clause (b) shall prohibit or prevent the sale of shares of common stock of Seaboard held by H. Harry Bresky or Seaboard Flour in connection with the consummation of the Permitted Affiliate Transactions), and

         (c) neither H. Harry Bresky nor Seaboard Flour nor any of their successors and assigns will, directly or indirectly through any person other than Seaboard or the subsidiaries of Seaboard, acquire shares of capital stock or other equity interests in any subsidiaries of Seaboard.

                           Exhibit B
         (to Second Amendment to Note Purchase Agreements)



     "Bresky Group" means (i) H. Harry Bresky, Otto Bresky, Jr. (brother of H. Harry Bresky) and the estate of Marjorie Shifman (deceased sister of H. Harry Bresky), (ii) spouses, heirs, legatees, lineal descendants, and spouses of lineal descendants, other blood relatives, step-children, adopted children, and/or estates or representatives of estates of H. Harry Bresky, Otto Bresky, Jr. and Marjorie Shifman, (iii) trusts established for the benefit of spouses, lineal descendants and spouses of lineal descendants, other blood relatives, step-children, and/or adopted children of H. Harry Bresky, Otto Bresky, Jr., and Marjorie Shifman and (iv) any person which is directly or indirectly Controlled by a person described in the preceding clauses (i),
(ii) or (iii). "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

     The undersigned, H. Harry Bresky and Seaboard Flour, agree to permit Seaboard to place, and to otherwise cooperate with Seaboard's placing of, appropriate legends on the stock certificates that evidence the shares of common stock of Seaboard owned by Seaboard Flour which legends shall reflect the restrictions set forth in clause (a) and clause (b) above. Such legends shall remain on such stock certificates until this letter agreement is terminated in accordance with the terms hereof or until the conditions of removal of such legend set forth herein are satisfied.

     Seaboard agrees to deliver a copy of this agreement to the registrar and transfer agent for its common stock and to direct such registrar and transfer agent not to register the transfer of any stock certificate legended as set forth above unless it shall have obtained a sworn statement from the person or persons requesting such registration of transfer that the conditions set forth in clause (a) above and clause (b) above, as the case may be, have been satisfied and such registrar and transfer agent shall have sent a written notice thereof (together with a copy of such sworn statement) to the holders of Notes as identified by Seaboard (and Seaboard agrees to provide to such registrar and transfer agent the names and addresses of all then current holders of Notes).

     The undersigned, H. Harry Bresky and Seaboard Flour, agree that, to the extent that either of them shall breach the restrictions set forth in clauses (a), (b) and/or (c) above (a "breaching person") and for so long as any such breach shall exist, any cash dividends declared and payable by Seaboard in respect of the shares of common stock of Seaboard owned of record by such breaching person or, to the actual knowledge of Seaboard, beneficially owned by such breaching person shall not be paid by Seaboard to or for the benefit of such breaching person but instead a ratable portion of such cash dividends (based upon the ratio that the aggregate outstanding principal amount of the Notes bears to the sum of the aggregate outstanding principal amount of the Notes, the 2002 Notes (as such term is defined below) and the 1993 Notes (as such term is defined below)) shall be offered by Seaboard as a prepayment of the Notes on the same terms and conditions as an "Offered Prepayment Amount" would be made under Section 4.4 of the Note Purchase Agreement except that
(i) the amount of such "Offered Prepayment Amount" shall be such ratable portion of such cash dividends, (ii) the offer of such "Offered Prepayment Amount" shall be made not more than 5 days after the date on which such cash dividends would have otherwise been paid to the breaching person and such offer will fix the date of such prepayment to be a date not less than 30 nor more than 60 days after the date on which such cash dividends would have otherwise been paid to such breaching person, (iii) such offer will refer to this letter agreement, and (iv) no Make-Whole Amount shall be due and payable with respect thereto. The undersigned, H. Harry Bresky and Seaboard Flour, hereby irrevocably instruct Seaboard to carry out the provisions of this paragraph and Seaboard agrees to so carry out the provisions of this paragraph. The undersigned, H. Harry Bresky and Seaboard Flour, further agree that Seaboard may rely upon any written notice delivered to it from any holder or holders of the Notes, the 2002 Notes and/or the 1993 Notes that a breach of any one or more of clauses (a), (b) and (c) above exists in connection with its carrying out of the provisions of this paragraph and may further assume that any such breach continues until the cure of the same shall have been confirmed, in writing, to Seaboard by holders of a majority of the outstanding principal amount of the Notes. The undersigned, H. Harry Bresky and Seaboard Flour, further agree that they shall have no rights of subrogation under any of the Notes with respect to any prepayment thereof effected under this paragraph until all of the Notes shall have been fully and finally paid. This paragraph shall be binding upon the successors and assigns of the undersigned, H. Harry Bresky and Seaboard Flour, to the extent that the breached clause (a), (b) or (c) above would have been binding upon such successors and assigns and the restrictive legend referred to above shall refer to the provisions of this paragraph.

     "1993 Notes" means those certain 6.49% Senior Notes due December 1, 2005 issued under those certain Note Purchase Agreements, each dated as of December 1, 1993, between Seaboard and each of the institutional purchasers signatory thereto, as such Note Purchase Agreements have previously been and may hereafter be amended from time to time.

     "2002 Notes" means those certain (i) 5.80% Senior Notes, Series A, due September 30, 2009, (ii) 6.21% Senior Notes, Series B, due September 30, 2009, (iii) 6.21% Senior Notes, Series C, due September 30, 2012, and (iv) 6.92% Senior Notes, Series D, due September 30, 2012 issued under those certain Note Purchase Agreements, each dated as of September 30, 2002, between Seaboard and each of the institutional purchasers signatory thereto, as such Note Purchase Agreements may hereafter be amended from time to time.

     This letter agreement shall terminate upon the full and final payment of the Notes and all amounts owing in respect thereof under the aforesaid Note Purchase Agreements, provided that any person that is not a member of the Bresky Group and that otherwise satisfies the requirements of clause (a) and clause (b) above on the date of such person's acquisition of beneficial ownership of shares of common stock of Seaboard shall not be subject to the restrictions of clause (a) and/or clause (b) above and shall be entitled to have Seaboard (or the registrar and transfer agent of Seaboard) remove the restrictive legend on the certificates of the shares of common stock so acquired by such person if such person shall have submitted to Seaboard (or such registrar and transfer agent) a sworn statement that all of the requirements of clause (a) and clause (b) above have been satisfied in connection with such person's acquisition of such shares of common stock of Seaboard and that such person and any persons related to such person that constitute a group (as such term is used in Rule 13d-5 under the aforesaid Securities Exchange Act of 1934) are not the beneficial owners (as such term is used in Rule 13d-3 under the aforesaid Securities Exchange Act of 1934) of more than 50% of the total voting power of all classes then outstanding of the voting stock of Seaboard.

     This letter agreement shall be governed by, and construed and enforced in accordance with, internal New York law.

     This   letter   agreement  constitutes  the  final   written
expression of all of the terms hereof and is a complete and exclusive statement of those terms.

     Two or more duplicate originals of this letter agreement may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same instrument. This letter agreement may be executed in one or more counterparts and shall be effective when at least one counterpart shall have been executed by each party hereto, and each set of counterparts that, collectively, show execution by each party hereto shall constitute one duplicate original.

                                Very truly yours


                                By
                                  H. Harry Bresky

                                Seaboard Flour Corporation


                                By
                                  Its

                                Seaboard Corporation


                                By
                                  Its

                                Acknowledged and Agreed:

                                [Variation/95 Noteholder]


                                By
                                  Its